PROSPECTUS


      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                                 931,328 SHARES


                               PACKAGED ICE, INC.


                                  COMMON STOCK


      Our common stock is traded on the Nasdaq National Market under the symbol "ICED." On September 27, 1999, the closing price of our common stock was $3.50 per share.


      These shares of common stock are being sold by the security holders listed under the heading "Selling Shareholders." The selling shareholders previously received the shares from us in connection with our acquisition of businesses, properties and/or assets or through a private offering of our securities. We will not receive any of the proceeds from the sales of the shares by the selling shareholders.


      INVESTING IN OUR COMMON STOCK INVOLVES MANY RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                                --------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

                               ---------------

               The date of this prospectus is October 6, 1999.

                                TABLE OF CONTENTS
                                                                           PAGE

Where You Can Find More Information..........................................2
About Packaged Ice, Inc......................................................3
Risk Factors.................................................................3
Forward-Looking Statements...................................................7
Use of Proceeds..............................................................7
Selling Shareholders.........................................................7
Plan of Distribution.........................................................8
Legal Opinions...............................................................9
Experts......................................................................9


                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at its public reference rooms in Washington, D.C., New York, and Chicago. Please call the SEC at 1-800-SEC-0330 for further information in the public reference rooms. Our SEC filings are also available to the public at the SEC's website at HTTP://WWW.SEC.GOV.

      The SEC allows us to "incorporate by reference" into this document the information we file with them. This means we may disclose important information to you by referring you to these documents rather than repeating the information in this prospectus. All information incorporated by reference is considered part of this prospectus. Information filed with the SEC at a later date will automatically update and supercede this information. We incorporate by reference the documents listed below, as well as any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all the shares.

o Annual Report on Form 10-K for the fiscal year ended December 31, 1998, amended on Form 10-K/A on April 30, 1999.

o     Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

o     Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

o Registration Statement on Form 8-A, filed with the SEC on September 1, 1998, which contains a description of the terms of Packaged Ice's common stock, as well as any amendment or report filed later for the purpose of updating that description.

      You may obtain copies of these filings at no cost by written or oral request at the following address:

                               Packaged Ice, Inc.
                            Attn: Investor Relations
                          8572 Katy Freeway, Suite 101
                              Houston, Texas 77024
                               Tel: (713) 464-9384

      You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

                               ABOUT PACKAGED ICE

      We are the largest manufacturer and distributor of packaged ice in the United States, and we currently serve over 74,000 customer locations in 27 states and the District of Columbia.

      Two business segments comprise the majority of our operations: ice products and non-ice operations. Within our ice products operations, we manufacture and deliver traditional ice from a central point of production to the point of sale, and we install Ice Factories, our proprietary machines that produce, package, store and merchandise ice at the point of sale through an automated, self-contained system. Our non-ice operations include refrigerated warehousing, bottled water and the leasing of ice equipment.

      As of September 15, 1999, we owned or operated 84 ice manufacturing plants, two manufacturing facilities for non-ice production (such as bottled water and leasing of ice equipment), 40 distribution centers and ten refrigerated warehouses. In addition, we have an installed base of 2,162 Ice Factories.

      Our principal executive offices are located at 8572 Katy Freeway, Suite 101, Houston, Texas 77024, and telephone number is (713) 464-9384.


                                  RISK FACTORS

      YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

WE HAVE SIGNIFICANT DEBT AND MAY NOT BE ABLE TO MEET OUR DEBT OBLIGATIONS.

      We have financed much of our acquisition activities through the incurrence of debt, and consequently, we have substantial debt service requirements. At June 30, 1999, our long-term total indebtedness was approximately $321.9 million. Our high level of debt could have important consequences to Packaged Ice. Important factors to consider are:

o A substantial portion of our cash flow must be dedicated to paying interest and principal. This reduces the level of cash flow available to fund planned capital expenditures, acquisitions and working capital. If we are unable to generate enough cash flow to make debt service payments, we may be required to (a) seek additional debt or equity financing, (b) refinance or restructure all or a portion of our debt, (c) sell selected assets or (d) reduce or delay planned capital expenditures. There can be no assurance that we could accomplish any of these measures.

o The indenture that governs the 9 3/4% senior notes and the credit agreement for our revolving credit facility require us to meet financial tests. Additionally, there are other restrictions that limit our ability to pay dividends, borrow additional funds or to dispose of assets. These covenants and restrictions may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition activities.

o Our high level of debt increases our risk of having a material adverse effect on our financial condition due to unfavorable changes in general economic, industry and competitive conditions.

ACQUISITIONS MAY ADVERSELY AFFECT OUR PERFORMANCE.

      Our growth strategy, which includes acquiring other companies and product lines, exposes Packaged Ice to risks outside the ordinary course of business. After an acquisition, we must devote significant management resources integrating the newly acquired company or assets, which could adversely effect our existing business. We also could have lower income and cash flow in the short term while the newly acquired company or assets are being integrated into Packaged Ice, particularly if the acquisition occurs during the fall and winter seasons when sales activities are low. In addition, if the integration of the new company or assets does not work as expected, we could be adversely affected over the longer term. Further, if we acquire an operating business, we may incorrectly value the business, or we may be subject to liabilities that were not discovered in the investigation before the acquisition.

THE ICE BUSINESS IS SEASONAL.

      We experience seasonal fluctuations in our sales and profitability with a disproportionate amount of our sales and a majority of our net income typically realized in the second and third calendar quarters when the weather is generally warmer. As a result of these seasonal revenue declines and the lack of a corresponding decrease in expense during the first and fourth quarters, we will experience lower profit margins and possibly experience losses during these periods. In addition, because our operating results depend significantly on sales during the second and third calendar quarters, our results of operations during these periods may fluctuate significantly if the weather is unusually cool or rainy.

OUR FUTURE GROWTH IS LARGELY DEPENDENT ON OUR ABILITY TO CONTINUE TO ACQUIRE OTHER COMPANIES.

      Continued expansion of Packaged Ice's business is dependent upon Packaged Ice's ability to acquire other companies, assets and product lines that either complement or expand our existing business. There can be no assurance that we will be able to continue to identify additional suitable acquisition opportunities or successfully complete acquisitions in the future.

THE MARKET VALUE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED IF WE CONTINUE TO REPORT SUBSTANTIAL NET OPERATING LOSSES.

      Since Packaged Ice was formed in 1990, we have reported substantial net operating losses. This has been due primarily to the following:

o increased interest expense associated primarily with our 9 3/4% senior notes and debt under our revolving credit facility, which we have incurred to finance our acquisition program; and

o substantial depreciation and amortization associated with (a) the amortization of goodwill and other intangible assets associated with our acquisitions and (b) depreciation of capital expenditures.

As of June 30, 1999, we had an accumulated deficit of $43.5 million. We intend to continue an aggressive acquisition strategy. If we continue to use a high proportion of cash or debt to finance acquisitions, it is likely that we will continue to report substantial increases in interest expense and in depreciation and amortization, and there can be no assurance we will be profitable in the future. The market price of our common stock may fluctuate widely, depending on many factors, including:

o     the perceived prospects of Packaged Ice and the ice industry;

o differences between our actual financial and operating results and those expected by investors and analysts;

o     changes in analysts' recommendations or projections;

o     general economic or market conditions; and

o     broad market fluctuations.

OUR SHARE PRICE MAY DECLINE DUE TO SHARES ELIGIBLE FOR FUTURE SALE.

      Our share price may decline because of shares eligible for future sale. The sales of a substantial number of shares of our common stock in the open market, or the perception that these sales may occur, could adversely affect the price of our common stock and impede our ability to raise capital by issuing more equity securities. A significant number of shares of our common stock were issued pursuant to exemptions from registration available under the Securities Act in connection with acquisitions or private offerings. Although those shares of common stock are subject to restrictions on resale, as the restrictions lapse or if such shares are registered for sale to the public, those shares of common stock may be sold into the public market. If the holders of those shares were to sell their shares, it could adversely affect the trading price of our common stock. In addition, a total of 3,057,924 shares of common stock have been reserved for issuance upon the exercise of outstanding warrants at exercise prices of $0.01 per share to $15.00 per share (and a weighted average exercise price of $9.90 per share).

THE ICE BUSINESS IS HIGHLY COMPETITIVE.

      Packaged Ice's business is highly competitive. We face many competitors in the areas in which we operate, including other ice manufacturers, convenience and grocery retailers that operate captive commercial ice plants and retailers that manufacture and package ice at store locations. Competition exists primarily on a regional basis, with service, price and quality being the principal competitive factors. Two competitive factors that could have a material adverse effect on Packaged Ice's operations are:

o a significant increase in on-site manufacturing and packaging of ice by operators of large retail chains we serve; and

o the successful roll out by a competitor of a machine that duplicates the function of our Ice Factory, a proprietary, self-contained system that produces, bags and stores ice at the point of sale.

CHANGES IN THE PRICE OF CERTAIN RAW MATERIALS COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

      We use large quantities of water and energy when manufacturing and storing company products. If the prices for these resources should increase, we could experience sudden and significant increases in our costs that we may be unable to pass along to our customers. We also use large quantities of plastic bags. In the past, prices for plastic bags have fluctuated in response to a number of factors, including changes in polyethylene prices. We have not attempted to pass through changes in the price of plastic bags; therefore, a large, abrupt change in the price of plastic bags could have a material adverse effect on Packaged Ice's operating margins. There can be no assurance that significant changes in plastic bag, water, electricity, fuel or other commodity prices would not have a material adverse effect on our business, results of operations and our ability to service debt.

WE DEPEND ON A SINGLE MANUFACTURER FOR THE PROPRIETARY BAGGING DEVICE USED IN THE ICE FACTORY.

      Our proprietary bagging device used in the Ice Factory is manufactured by Lancer Corporation under an exclusive original equipment manufacturing agreement. This device is highly technical in nature, and there can be no assurance that we would quickly locate, or ever locate, alternative sources of supply for the bagging device if Lancer was unable to meet our obligations.

ACQUISITIONS CAN RESULT IN THE RECORDING OF GOODWILL AND OTHER INTANGIBLE ASSETS AND MAY HAVE A NEGATIVE IMPACT ON OUR RESULTS OF OPERATIONS.

      Acquisitions often result in the recording of goodwill and other intangible assets. As of June 30, 1999, goodwill and other intangible assets represented 51.6% of total assets and exceeded shareholders' equity by $164.9 million. Generally accepted accounting principles requires that goodwill and other intangible assets be amortized over the period benefited. Management has determined that for the majority of these assets this period is to be no less than 40 years. If, however, we were required to amortize goodwill and other intangibles over a shorter period of time, current earnings would be reduced.

DEPENDENCE ON KEY PERSONNEL.

      The future success of our business is dependent in part on the efforts and skills of certain key members of management, including (a) James F. Stuart, Chairman of the Board and Chief Executive Officer, (b) A.J. Lewis III, President and (c) Jimmy C. Weaver, Executive Vice President and Chief Operating Officer. The loss of any of our key members of management could have an adverse effect on Packaged Ice. Packaged Ice has entered into employment agreements with Messrs. Stuart, Lewis and Weaver.

WE MAY BE REQUIRED TO DEVOTE SUBSTANTIAL RESOURCES TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS.

       Our ice manufacturing and ice storage operations are subject to federal, state and local environmental laws and regulations. As a result, we have the potential to be involved in administrative or legal proceedings relating to environmental matters. There can be no assurance that the amount of any environmental liabilities that might be asserted against us in a proceeding will not be material. We cannot predict (a) the types of environmental laws or regulations that might be enacted in the future, (b) how existing or future laws or regulations will be interpreted or enforced or (c) what types of environmental conditions may be found to exist at any of our facilities. If regulatory agencies enact more stringent laws or regulations or interpret existing laws and regulations more strictly, it may require us to make additional expenditures to comply, some of which could be material.

WE MAY NOT HAVE THE ABILITY TO REPURCHASE THE 9 3/4% SENIOR NOTES IN THE EVENT OF A CHANGE OF CONTROL.

      The majority of our debt consists of $270 million of 9 3/4% senior notes. If there is a change of control of Packaged Ice, the holders of the 9 3/4% senior notes have the right to require us to purchase the outstanding 9 3/4% senior notes at 101% of the principal amount plus any accrued and unpaid interest. We may not have the ability to raise the funds necessary to finance the repurchase of the 9 3/4% senior notes if the holders require their purchase. If we were required to repurchase the 9 3/4% senior notes, their purchase could also result in a default under our other debt agreements, including our revolving credit facility.

ACCIDENTS INVOLVING OUR PRODUCTS AND EQUIPMENT COULD EXPOSE US TO LITIGATION.

      We are subject to the inherent business risk of product liability claims and adverse publicity if a consumer is allegedly harmed by using our products or equipment. If someone gets hurt using our products or equipment, we could lose revenues, face higher costs or be sued. Litigation arising from such an occurrence could result in Packaged Ice being named as a defendant in lawsuits asserting large claims. We currently carry product liability insurance that we believe is adequate to cover our losses in these situations. However, this insurance may be insufficient to pay for all or a large part of these losses. If our insurance did not pay for these losses, our income would fall. In addition, we may not be able to maintain our insurance if insurance rates or insurance industry policies change.

WE HAVE LIMITED PATENT PROTECTION.

      Other than patents that we own or licenses we have on the bagging device in the Ice Factory, we currently do not have patents on our products. We believe the patents on the bagging device are important to the Ice Factory as a whole, but there can be no assurance that any issued patent will provide us with a meaningful competitive advantage. It also is our practice to protect certain of our proprietary materials and processes by relying on trade secret laws and non-disclosure and confidentiality agreements. There can be no assurance that confidentiality or trade secrets will be maintained or that others will not independently develop or obtain access to such materials or processes. It is possible that other companies may obtain patents necessary for, or useful to, the development of Packaged Ice's products. In that event, we may be required to obtain licenses for patents or proprietary technology to develop, manufacture or market products from those companies. There can be no assurance that we would be able to obtain these licenses on commercially reasonable terms, if at all.

PACKAGED ICE IS EXPOSED TO MARKET RISK.

      Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. Packaged Ice is exposed to some market risk due to the floating interest rate under its revolving credit facility. Under the revolving credit facility, the principal balance under the working capital loan is due in March 2003. The amounts under the acquisition loan will be due beginning in June 2000 in 12 equal quarterly installments. As of June 30, 1999, the revolving credit facility had a principal balance of $55.2 million at an average floating interest rate of 8.75% per annum. A 1.0% increase in interest rates could result in a $0.6 million annual increase in interest expense on the existing principal balance. Management has determined that it is not necessary to participate in interest rate-related derivative financial instruments because it currently does not expect significant short-term increases in interest rates charged under the revolving credit facility.

                           FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference into this prospectus contain certain forward-looking statements, within the meaning of federal securities laws. Words such as "believes," "anticipates," "expects" and similar expressions are intended to identify such forward-looking statements. We base forward-looking statements on our reasonable beliefs, assumptions and expectations of our future economic performance, taking into account information currently available to us. However, forward-looking statements involve risks and uncertainties which could cause actual outcomes and results to differ materially from the expected outcomes and results expressed or implied in such forward-looking statements. Such risks and uncertainties include those noted in "Risk Factors" above and in the documents incorporated by reference.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or other factors.

                                 USE OF PROCEEDS

      All net proceeds from the sale of the shares of common stock will go to the shareholders who offer and sell their shares. We will not receive any proceeds from the sale by the selling shareholders of the shares of common stock covered by this prospectus.

                              SELLING SHAREHOLDERS

      The following table lists the names of the selling shareholders, the number of shares of common stock beneficially owned by each selling shareholder on September 15, 1999, the number of shares which may be offered for sale by this prospectus, the number of shares of common stock to be owned by each selling shareholder upon completion of the offering, and the percentage of total shares of common stock to be owned by each selling shareholder upon completion of the offering. Each selling shareholder provided to us the information regarding his or her share ownership. Because the selling shareholders may offer all, some or none of their common stock, we can not provide a definitive estimate as to the number of shares that will be held by the selling shareholders after the offering. To our knowledge, none of the selling shareholders has had any material relationship with Packaged Ice except as set forth in the footnotes to the following table.

                                                                              SHARES OWNED
                                            SHARES                       AFTER THE OFFERING (1)
                                          BENEFICIALLY                 -------------------------
                                          OWNED PRIOR   SHARES BEING                  PERCENT OF
       SELLING SHAREHOLDER                TO OFFERING     OFFERED         NUMBER     OUTSTANDING
                                          -----------   ------------   -----------   -----------
Gary Fisher (2) .......................        38,298         38,298             0             0
Don Farmer (3) ........................        24,490         24,490             0             0
Pete Farmer (4) .......................       179,592        179,592             0             0
Randy Penwell (5) .....................        15,856         15,856             0             0
Silver Brands Partners, L.P. (6) ......       673,092        673,092             0             0
                                          -----------   ------------   -----------   -----------
   TOTAL ..............................       931,328        931,328             0             0%
                                          ===========   ============   ===========   ===========

--------------

(1)   Assumes all of the shares covered by this prospectus are sold.
(2) On April 15, 1999, Mr. Fisher received 38,298 shares of common stock as consideration for the acquisition of Space Ice Co. This prospectus covers the resale of those shares of common stock.
(3) On April 30, 1999, Mr. Farmer received 24,490 shares of common stock as consideration for the acquisition of Red River Ice. This prospectus covers the resale of those shares of common stock.
(4) On April 30, 1999, Mr. Farmer received 179,592 shares of common stock as consideration for the acquisition of Farmer's Ice Co. This prospectus covers the resale of those shares of common stock.
(5) On May 28, 1999, Mr. Penwell received 15,856 shares of common stock as consideration for the acquisition of Superior Ice Co., Inc. This prospectus covers the resale of those shares of common stock.
(6) Includes 100,000 shares of common stock issuable upon exercise of outstanding warrants. Silver Brands Partners, L.P. was formerly known as SV Partners, L.P. Rod J. Sands is a director of Packaged Ice and is a Managing Director and limited partner of Silver Brands Partners, L.P.

                              PLAN OF DISTRIBUTION

      The selling shareholders, or pledgees, donees or transferees of, or other successors in interest to, the selling shareholders, may offer their shares of common stock from time to time directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares of common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The distribution of the shares of common stock may be effected by one or more of the following methods:

o     ordinary brokers' transactions, which may include long or short sales;

o transactions involving cross or block trades or otherwise on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, in the over-the-counter market or in any other market for the common stock;

o purchases by brokers, dealers or underwriters as principals and resale by such purchasers for their own accounts pursuant to this prospectus;

o "at the market" to or through market makers or into an existing market for the common stock;

o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

o through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

o     any combination of the foregoing, or by any other legally available means.

      In addition, the selling shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the shares of common stock, which shares may be resold thereafter pursuant to this prospectus. Shares of common stock to be sold hereunder may be issued upon exercise of warrants in accordance with their respective terms, or in other transactions with us involving warrants, including, without limitation, issuance of shares of common stock in exchange for warrants and issuance of shares of common stock pursuant to modification of the terms of the warrants, or in settlement of claims with respect to rights of holders of warrants.

      Brokers, dealers, underwriters or agents participating in the distribution of the shares of common stock as agent may receive compensation in the form of discounts, concessions or commissions from the selling shareholders (and, if they act as agent for the purchaser of such shares of common stock, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, underwriter or agent might be greater or less than those customary in the type of transaction involved.

      The selling shareholders and any brokers, dealers, underwriters or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such persons might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling shareholders can presently estimate the amount of such compensation. We know of no existing arrangements between any selling shareholder and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock.

      Any underwriter may engage in stabilizing transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. The underwriters may over-allot shares of the common stock in connection with an offering of the common stock, thereby creating a short position in the underwriters' account. These transactions, if commenced, may be discontinued at any time.

      To the extent required, we will file, during any period in which offers or sales are being made, a supplement to this prospectus which sets forth, with respect to a particular offering, the specific number of shares of common stock to be sold, the name of the selling shareholder, the sales price, the name of any participating broker, dealer, underwriter or agent, any applicable commission or discount and any other material information with respect to the plan of distribution not previously disclosed.

      We will not receive any of the proceeds from the sale of the shares of common stock offered hereby. We will pay substantially all of the expenses incident to this offering of the shares of common stock by the selling shareholders to the public other than commissions and discounts of brokers, dealers, underwriters or agents. We have agreed to indemnify the selling shareholders and certain related persons against certain liabilities, including certain liabilities under the Securities Act.

      In order to comply with certain states' securities laws, if applicable, the shares of common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.


                                 LEGAL OPINIONS

      Our outside law firm, Akin, Gump, Strauss, Hauer, & Feld, L.L.P., has issued a legal opinion regarding the validity of the issuance of the common stock being offered by this prospectus.


                                     EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================



                                 931,328 SHARES



                               PACKAGED ICE, INC.

                                  COMMON STOCK

                                  -------------

                                   PROSPECTUS
                                  -------------




                                 October 6, 1999



================================================================================

INVESTORS SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER TO SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.